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              [AMERICAN BANKERS INSURANCE GROUP LETTERHEAD]


                                                                     EXHIBIT 48


AMERICAN BANKERS INSURANCE GROUP SIGNED MERGER AGREEMENT WITH MS DIVERSIFIED
CORP.


MIAMI, FL, May 18, 1998--American Bankers Insurance Group Inc. (NYSE:ABI) announced that it has signed a merger agreement with MS Diversified Corp. (MSD).

The agreement calls for ABI to pay approximately $54.6 million in cash. The merger will become effective upon satisfaction of customary closing conditions, including shareholder and regulatory approvals.

MSD is an insurance group with a strong regional presence and will provide ABI with access to the extended vehicle service contract market. MSD, headquartered in Jackson, Miss., is primarily a seller and servicer of extended vehicle service contracts, consumer financing, credit and casualty insurance and other financial services to automobile dealers and financial institutions. MSD operates principally through a network of approximately 350 automobile dealers in eight southeastern states and through financial institutions in Mississippi and Louisiana.

ABI concentrates on marketing affordable, specialty insurance products and services through financial
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institutions, retailers and other entities offering consumer financing as a regular part of their business. ABIG, through its insurance subsidiaries, operates in the United States, Canada, the Caribbean, Latin America and the United Kingdom.


Contact:


        American Bankers Insurance Group Inc., Miami
        P. Bruce Camacho
        Executive Vice President
        Investor Relations
        305/252-7060